FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR JULY 15, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)



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DESWELL
                                                 CONTACT:
                                                 John G. Nesbett
                                                 Ryan Daniels
                                                 Lippert/Heilshorn & Associates
                                                 212-838-3777
                                                 e-mail: jnesbett@lhai.com




              DIRECTORS EXERCISE OPTIONS IN DESWELL INDUSTRIES INC.



HONG KONG (July 15, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) ("the Company') today announced that its executive directors, Richard Lau, C.W. Leung, and independent director, Mr. H.H. Leung, exercised options totaling 59,400 Common Shares of the Company (or 89,100 Common Shares after the 3-for-2 stock split of common stock, payable on July 22, 2002, to shareholders of record on July 8, 2002) during the period from June 19, 2002 to July 13, 2002. Proceeds to Deswell totaled $0.9 million, which will be used for working capital and general corporate purposes.

This was in addition to the options totaling 45,000 Common Shares exercised by its executive directors as announced on June 17, 2002 prior to the 3-for-2 stock split. In aggregate, the Company's directors had exercised options totaling 104,400 Common Shares during June 1, 2002 to July 13, 2002 or equivalent to 156,600 Common Shares after the split.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.




To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.




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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             For and on behalf of
                                             Deswell Industries, Inc.




                                             By:/s/ Richard Lau
                                                -------------------
                                                Richard Lau
                                                Chief Executive Officer



Date: July 17, 2002